UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Exelixis, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30161Q104
(Cusip Number)
Hannah E. Dunn Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 9, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 52 Pages
Exhibit Index Found on Page 42

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,959,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,959,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,959,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,450,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,450,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,197
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 442,347
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 442,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,059,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,059,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 218,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 218,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,833
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 845,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 845,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,208
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Healthcare Partners Master, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,507,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,507,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,507,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,620,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,620,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,620,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 442,347
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 442,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 845,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 845,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,208
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 13 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Healthcare Partners (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,507,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,507,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,507,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 14 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 28 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 29 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 30 of 52 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [ X ]
                                                                                                                                 (b) [   ]**
** The reporting persons making this filing hold an aggregate of 23,466,000 Shares (as defined in Item 1), representing 7.2% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,466,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,466,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,466,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 31 of 52 Pages

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Exelixis, Inc. (the “Company”).  The principal executive office of the Company is 1851 Harbor Bay Parkway, Alameda, California 94502.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”
The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;
(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(v)	Four Crossings Institutional Partners V, L.P., a Delaware limited partnership (“FCIP V”), with respect to the Shares held by it;

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it;

(vii)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), with respect to the Shares held by it;

(viii)	Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership (“F5MI”), with respect to the Shares held by it; and

(ix)	Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership (“FHPM”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(x)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and (ii) the sole member of each of the FCIP V General Partner (as defined below) and the FHPM General Partner (as defined below) with respect to the Shares held by each of the Farallon Funds other than F5MI.

Page 32 of 52 Pages

The FCIP V General Partner

(xi)	Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the “FCIP V General Partner”), which is the general partner of FCIP V, with respect to the Shares held by FCIP V.

The F5MI General Partner

(xii)	Farallon F5 (GP), L.L.C., a Delaware limited liability company (the “F5MI General Partner”), which is the general partner of F5MI, with respect to the Shares held by F5MI.

The FHPM General Partner

(xiii)	Farallon Healthcare Partners (GP), L.L.C., a Delaware limited liability company (the “FHPM General Partner”), which is the general partner of FHPM, with respect to the Shares held by FHPM.

The Farallon Individual Reporting Persons
(xiv)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, with respect to the Shares held by the Farallon Funds:  Joshua J. Dapice (“Dapice”); Philip D. Dreyfuss (“Dreyfuss”); Hannah E. Dunn (“Dunn”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); Varun N. Gehani (“Gehani”); Nicolas Giauque (“Giauque”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”); Edric C. Saito (“Saito”); William Seybold (“Seybold”); Daniel S. Short (“Short”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”
(b)       The address of the principal business office of (i) each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(c)       The principal business of each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole member of general partners of investment partnerships, including the FCIP V General Partner and the FHPM General Partner.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

Page 33 of 52 Pages

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The jurisdiction of organization of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque and Spokes, is a citizen of the United States.  Giauque is a citizen of France.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

The approximate net investment cost for the Shares held by each of the Farallon Funds is set forth below:

Entity	Number of Shares Held	Approx. Net Investment Cost
FCP	1,959,620	$33,089,146
FCIP	2,450,882	$41,318,860
FCIP II	649,197	$11,063,831
FCIP III	332,586	$5,682,040
FCIP V	442,347	$7,514,391
FCOI II	4,059,527	$68,589,662

FCAMI	218,833	$3,725,536
F5MI	845,208	$14,454,596

FHPM	12,507,800	$224,597,482

		$410,035,544

The consideration for such acquisitions was obtained from working capital and/or from borrowings pursuant to margin accounts maintained by the Farallon Funds with one or more brokers in the ordinary course of business.  Such margin accounts from time to time may have debit balances secured by Shares. Since other securities may be held in such margin accounts, it may not be possible to determine the amount, if any, of margin borrowings used to acquire the Shares.

Page 34 of 52 Pages

Item 4. Purpose of Transaction

The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons believe that the securities of the Company are deeply undervalued and represent an attractive investment opportunity, and have invested in the Shares based on their belief in the long-term value of the Company.

The Reporting Persons have communicated and intend to continue to communicate with the Company’s management and board of directors (the “Board”) about a variety of topics relating to the Company’s performance, business, operations, and governance.  Among other things, the Reporting Persons have conveyed to representatives of the Company the Reporting Persons’ concern about poor stock price performance, and their belief that the Company needs to refresh the Board, rationalize research and development efforts, return capital to stockholders (both through a significant share repurchase program and ongoing distributions), and improve investor communications.

As part of the discussions described above, the Reporting Persons are in communication with the Board about its composition and potential candidates to serve as directors of the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending upon various factors, including without limitation, the Company’s financial position and strategic direction, the outcome of any communications referenced above, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to: (i) increase or decrease their position in the Company through, among other things, the purchase or sale of securities of the Company, including through transactions involving Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company, in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) enter into transactions that increase or decrease their economic exposure to the Shares without affecting the Reporting Persons’ beneficial ownership of the Shares, or adjust their exposure to the Shares in ways that would affect the Reporting Persons’ beneficial ownership of the Shares.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 324,087,337 Shares outstanding as of January 30, 2023, as reported by the Company in its Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2023 (the “Company 10-K”).

Page 35 of 52 Pages

(c)
The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds in the past 60 days are set forth on Schedules A-I hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner.

(e)	Not applicable

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c) None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner.

(e)	Not applicable.

The FCIP V General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCIP V General Partner is incorporated herein by reference.

(c) None.

(d)
The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	Not applicable.

Page 36 of 52 Pages

The F5MI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the F5MI General Partner is incorporated herein by reference.

(c) None.

(d)
The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the F5MI General Partner.

(e)	Not applicable.

The FHPM General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FHPM General Partner is incorporated herein by reference.

(c) None.

(d)
The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FHPM General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c) None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner.

(e)	Not applicable.

Page 37 of 52 Pages

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner and the FHPM General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds other than F5MI. The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares owned by FCIP V. The F5MI General Partner, as general partner of F5MI, may be deemed to be a beneficial owner of all such Shares owned by F5MI.  The FHPM General Partner, as general partner of FHPM, may be deemed to be a beneficial owner of all such Shares owned by FHPM.  Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

The Reporting Persons have had discussions with certain third parties about the matters described in Item 4 above.

 The above-referenced third parties with whom the Reporting Persons have been in discussion include Caligan Partners LP, a Delaware limited partnership (“Caligan”), and Mr. David Johnson, who is the Managing Partner of Caligan.  Caligan serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the “Caligan Fund”), and certain managed accounts.  Based on information provided to them by Mr. Johnson, the Reporting Persons believe that the Caligan Fund and such managed accounts hold an aggregate of 850,000 Shares as of the date hereof, representing 0.26% of the Shares outstanding as reported in the Company 10-K.  Caligan, as the investment manager to the Caligan Fund and such managed accounts, and Mr. Johnson, as the Managing Partner of Caligan and the Managing Member of Caligan Partners GP LLC, the general partner of Caligan, each may be deemed a beneficial owner of such Shares held by the Caligan Fund and such managed accounts.

As a result of the above discussions, the Reporting Persons may be deemed to have formed a “group” with Mr. Johnson and Caligan, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder.  The Shares reported herein as beneficially owned by the Reporting Persons do not include the Shares beneficially owned by Mr. Johnson and/or Caligan.  Mr. Johnson and Caligan have filed (or are expected to file) their own Schedule 13D with respect to their beneficial ownership of Shares.  Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares beneficially owned by Mr. Johnson and/or Caligan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 38 of 52 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  March 20, 2023
/s/ John R. Warren
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By John R. Warren, Managing Member

/s/ John R. Warren
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By John R. Warren, Manager

/s/ John R. Warren
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By John R. Warren, Manager

/s/ John R. Warren
FARALLON HEALTHCARE PARTNERS (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON HEALTHCARE PARTNERS MASTER, L.P.
By John R. Warren, Manager

/s/ John R. Warren

John R. Warren, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes and Wehrly authorizing Warren to sign and file this Schedule 13D on his or her behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

Page 39 of 52 Pages

ANNEX 1
Set forth below with respect to each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner is the following information: (a) name; (b) business address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of various investment partnerships and as the sole member of various general partners of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members: Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

2.	FCIP V General Partner

(a)	Farallon Institutional (GP) V, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of Four Crossings Institutional Partners V, L.P.
(d)	Delaware limited liability company
(e)
Managers: Andrew J.M. Spokes, Senior Manager; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managers.

3.	F5MI General Partner

(a)	Farallon F5 (GP), L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of Farallon Capital F5 Master I, L.P.
(d)	Delaware limited liability company
(e)
Managers: Andrew J.M. Spokes, Senior Manager; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managers.

Page 40 of 52 Pages

4.	FHPM General Partner

(a)	Farallon Healthcare Partners (GP), L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of Farallon Healthcare Partners Master, L.P.
(d)	Delaware limited liability company
(e)
Managers: Andrew J.M. Spokes, Senior Manager; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managers.

5.	Managing Members of the Farallon General Partner
(a)
Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

(b)	c/o Farallon Partners, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner and Farallon Capital Management, L.L.C. The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of each of the Farallon General Partner and Farallon Capital Management, L.L.C.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes, Nicolas Giauque and Cameron Hillyer, is a citizen of the United States. Mr. Spokes is a citizen of the United Kingdom.  Mr. Giauque is a citizen of France. Mr. Hillyer is a citizen of Australia.

None of the Farallon General Partner and its Managing Members has any additional information to disclose with respect to Items 2-6 of this Schedule 13D that is not otherwise disclosed in this Schedule 13D.

Page 41 of 52 Pages

EXHIBIT INDEX

1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 20, 2023

Page 42 of 52 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 20, 2023

/s/ John R. Warren
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By John R. Warren, Managing Member

/s/ John R. Warren
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By John R. Warren, Manager

/s/ John R. Warren
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By John R. Warren, Manager

/s/ John R. Warren
FARALLON HEALTHCARE PARTNERS (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON HEALTHCARE PARTNERS MASTER, L.P.
By John R. Warren, Manager

/s/ John R. Warren

John R. Warren, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes and Mark C. Wehrly

Page 43 of 52 Pages

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	345,000 (P)	$17.47
3/9/2023	116,500 (P)	$16.64[1]
3/10/2023	83,400 (P)	$16.59[2]
3/10/2023	67,000 (P)	$16.56[3]
3/13/2023	114,300 (P)	$16.81[4]
3/14/2023	31,200 (P)	$17.24[5]
3/14/2023	14,500 (P)	$17.09[6]
3/15/2023	2,200 (P)	$17.48[7]
3/15/2023	41,500 (P)	$17.69[8]
3/15/2023	2,800 (P)	$17.40[9]
3/16/2023	70,400 (P)	$17.60[10]
3/17/2023	75,100 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 44 of 52 Pages

SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	419,300 (P)	$17.47
3/9/2023	134,800 (P)	$16.64[1]
3/10/2023	96,800 (P)	$16.59[2]
3/10/2023	77,900 (P)	$16.56[3]
3/13/2023	133,800 (P)	$16.81[4]
3/14/2023	38,700 (P)	$17.24[5]
3/14/2023	18,000 (P)	$17.09[6]
3/15/2023	2,800 (P)	$17.48[7]
3/15/2023	52,200 (P)	$17.69[8]
3/15/2023	3,500 (P)	$17.40[9]
3/16/2023	88,600 (P)	$17.60[10]
3/17/2023	91,800 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 45 of 52 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	145,100 (P)	$17.47
3/9/2023	44,300 (P)	$16.64[1]
3/10/2023	31,500 (P)	$16.59[2]
3/10/2023	25,400 (P)	$16.56[3]
3/13/2023	43,200 (P)	$16.81[4]
3/14/2023	12,500 (P)	$17.24[5]
3/14/2023	5,800 (P)	$17.09[6]
3/15/2023	900 (P)	$17.48[7]
3/15/2023	16,900 (P)	$17.69[8]
3/15/2023	1,100 (P)	$17.40[9]
3/16/2023	28,600 (P)	$17.60[10]
3/17/2023	29,900 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 46 of 52 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	78,400 (P)	$17.47
3/9/2023	23,300 (P)	$16.64[1]
3/10/2023	16,600 (P)	$16.59[2]
3/10/2023	13,300 (P)	$16.56[3]
3/13/2023	22,700 (P)	$16.81[4]
3/14/2023	6,600 (P)	$17.24[5]
3/14/2023	3,100 (P)	$17.09[6]
3/15/2023	500 (P)	$17.48[7]
3/15/2023	8,865 (P)	$17.69[8]
3/15/2023	600 (P)	$17.40[9]
3/16/2023	15,000 (P)	$17.60[10]
3/17/2023	15,700 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 47 of 52 Pages

SCHEDULE E

FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	96,100 (P)	$17.47
3/9/2023	27,800 (P)	$16.64[1]
3/10/2023	19,900 (P)	$16.59[2]
3/10/2023	16,000 (P)	$16.56[3]
3/13/2023	27,400 (P)	$16.81[4]
3/14/2023	7,900 (P)	$17.24[5]
3/14/2023	3,700 (P)	$17.09[6]
3/15/2023	600 (P)	$17.48[7]
3/15/2023	10,800 (P)	$17.69[8]
3/15/2023	700 (P)	$17.40[9]
3/16/2023	18,051 (P)	$17.60[10]
3/17/2023	18,900 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 48 of 52 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	631,100 (P)	$17.47
3/9/2023	216,700 (P)	$16.64[1]
3/10/2023	156,900 (P)	$16.59[2]
3/10/2023	126,100 (P)	$16.56[3]
3/13/2023	218,500 (P)	$16.81[4]
3/14/2023	60,200 (P)	$17.24[5]
3/14/2023	28,000 (P)	$17.09[6]
3/15/2023	4,200 (P)	$17.48[7]
3/15/2023	79,900 (P)	$17.69[8]
3/15/2023	5,400 (P)	$17.40[9]
3/16/2023	134,900 (P)	$17.60[10]
3/17/2023	144,800 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 49 of 52 Pages

SCHEDULE G

FARALLON CAPITAL (AM) INVESTORS, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	43,600 (P)	$17.47
3/9/2023	12,900 (P)	$16.64[1]
3/10/2023	9,293 (P)	$16.59[2]
3/10/2023	7,400 (P)	$16.56[3]
3/13/2023	12,700 (P)	$16.81[4]
3/14/2023	3,500 (P)	$17.24[5]
3/14/2023	1,600 (P)	$17.09[6]
3/15/2023	200 (P)	$17.48[7]
3/15/2023	4,700 (P)	$17.69[8]
3/15/2023	300 (P)	$17.40[9]
3/16/2023	7,800 (P)	$17.60[10]
3/17/2023	8,399 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 50 of 52 Pages

SCHEDULE H

FARALLON CAPITAL F5 MASTER, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	177,800 (P)	$17.47
3/9/2023	53,700 (P)	$16.64[1]
3/10/2023	38,700 (P)	$16.59[2]
3/10/2023	31,200 (P)	$16.56[3]
3/13/2023	53,729 (P)	$16.81[4]
3/14/2023	15,000 (P)	$17.24[5]
3/14/2023	7,000 (P)	$17.09[6]
3/15/2023	1,100 (P)	$17.48[7]
3/15/2023	19,900 (P)	$17.69[8]
3/15/2023	1,400 (P)	$17.40[9]
3/16/2023	33,400 (P)	$17.60[10]
3/17/2023	35,600 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 51 of 52 Pages

SCHEDULE I

FARALLON HEALTHCARE PARTNERS MASTER, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 20, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
3/1/2023	2,539,978 (P)	$17.47
3/9/2023	870,000 (P)	$16.64[1]
3/10/2023	625,616 (P)	$16.59[2]
3/10/2023	503,164 (P)	$16.56[3]
3/13/2023	864,931 (P)	$16.81[4]
3/14/2023	242,471 (P)	$17.24[5]
3/14/2023	112,796 (P)	$17.09[6]
3/15/2023	17,188 (P)	$17.48[7]
3/15/2023	323,993 (P)	$17.69[8]
3/15/2023	22,100 (P)	$17.40[9]
3/16/2023	547,903 (P)	$17.60[10]
3/17/2023	580,274 (P)	$17.59[11]

1 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.45 to $16.70 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.42 to $16.68 inclusive.
3 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.35 to $16.68 inclusive.
4 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $16.59 to $16.95 inclusive.
5 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.00 to $17.50 inclusive.
6 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.05 to $17.15 inclusive.
7 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.44 to $17.50 inclusive.
8 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.32 to $17.85 inclusive.
9 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.33 to $17.43 inclusive.
10 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.39 to $17.74 inclusive.
11 The purchase price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $17.45 to $17.74 inclusive.

Page 52 of 52 Pages